[redacted]

SECURI[barcode] SSION

11020312

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

| SEC FILE NUMBER |
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| 8 – 48582 |

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MARTIN CURRIE INVESTOR SERVICES, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 AVENUE OF THE AMERICAS, SUITE 3010
(No. And Street)

NEW YORK, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMIE SANDISON (212) 258-1900
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, JAMIE SANDISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN CURRIE INVESTOR SERVICES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, DIRECTOR & CCO

Title

Notary Public

Feb 28-2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

**FULVIO & ASSOCIATES, L.L.P.**

*Certified Public Accountants*

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Martin Currie Investor Services, Inc.:

We have audited the accompanying statement of financial condition of Martin Currie Investor Services, Inc. (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Martin Currie Investor Services, Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 19, 2011

MARTIN CURRIE INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

## ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 1,048,794 |
| Receivable From Related Party | 292,658 |
| Prepaid Taxes | 2,846 |
| TOTAL ASSETS | $ 1,344,298 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Income Taxes Payable | $ 30,878 |
| Accrued Expenses | 20,000 |
| TOTAL LIABILITIES | 50,878 |
| Shareholder's Equity: | |
| Common Stock $.01 Par Value, 3,000 Shares Authorized 1,000 Shares, Issued and Outstanding | 10 |
| Paid in Capital | 44,990 |
| Retained Earnings | 1,248,420 |
| TOTAL SHAREHOLDER'S EQUITY | 1,293,420 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 1,344,298 |

The accompanying notes are an integral part of this financial statement.

# MARTIN CURRIE INVESTOR SERVICES, INC.
# NOTES TO FINANCIAL STATEMENT
# DECEMBER 31, 2010

## NOTE 1. ORGANIZATION AND OPERATIONS

Martin Currie Investor Services, Inc. (the "Company") was incorporated in the State of Delaware on August 31, 1995 and was registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") on April 24, 1996 (commencement of operations). The Company was organized as a wholly owned subsidiary of Martin Currie Limited.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of deposits with financial institutions, which are invested in money market instruments and short-term commercial paper.

Revenue is recognized when earned on the accrual basis.

For US federal income tax purposes, the Company is subject to graduated corporate income tax rates between 15% and 35% in the aggregate. Because the Company and Martin Currie, Inc. ("Inc."), a wholly owned subsidiary of the Company's parent, constitute a controlled group of corporations within the meaning of the Internal Revenue Code, the benefit of graduated rates is allocated among the members of the controlled group. The Company is also subject to New York State and City income tax. For the year ended December 31, 2010 the provision for income taxes was $153,066.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

## NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $997,916, which was $992,916 in excess of its required net capital of $5,000.

## NOTE 4. RELATED PARTY TRANSACTIONS

The Company and Inc. have entered into a marketing agreement whereby the Company receives 40% of the management fee earned by Inc. from new clients introduced to Inc. by the Company. In turn, the Company pays 15% of the management fee to its registered representatives as commissions in the first year and 12.5% in the second year. For the year ended December 31, 2010, $1,677,444 of fee income has been earned and commission expense of $314,625 has been incurred.

Inc. has incurred and agreed to pay certain fees and overhead costs of the Company. Inc. has also agreed to make available office space, office equipment and certain administrative and related services to the Company. The allocation of these costs is based on the relative proportion of sales made by the sales team who are based in the New York office which is shared by the Company and Inc. These proportions will be reviewed on a regular basis.

Martin Currie Investment Management Limited ("MCIM"), the main operating subsidiary of the Martin Currie group, has incurred overhead costs on behalf of the Company. The allocation of these costs is based on the percentage of time spent by support services and is marked up by 10%. The percentage allocation will be reviewed on a regular basis.

## NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2010, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

## NOTE 6. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

MARTIN CURRIE INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC